Exhibit (a)(4)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

SonoSite, Inc.

at

$54.00 Net Per Share

by

Salmon Acquisition Corporation

an indirect wholly owned subsidiary of

FUJIFILM Holdings Corporation

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, FEBRUARY 15, 2012, UNLESS THE OFFER IS EXTENDED.

January 17, 2012

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Salmon Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of FUJIFILM Holdings Corporation, a Japanese corporation (“FUJIFILM”), is making an offer to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of SonoSite, Inc., a Washington corporation (“SonoSite”), at a purchase price of $54.00 per Share, net to the seller in cash (subject to applicable withholding tax), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 17, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) enclosed herewith.

Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith for your information and forwarding to your clients are copies of the following documents:

1.	Offer to Purchase dated January 17, 2012.

2.	The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients. Facsimile copies of the Letter of Transmittal may be used to tender Shares.

3.	Notice of Guaranteed Delivery to be used to accept the Offer if certificates for Shares and all other required documents cannot be delivered to Computershare Trust Company, N.A. (the “Depositary”), or if the procedures for book-entry transfer cannot be completed, by the expiration date of the Offer.

4.	A letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

5.	SonoSite’s Solicitation/Recommendation Statement on Schedule 14D-9.

6.	Internal Revenue Service Form W-9.

7.	Return envelope addressed to the Depositary.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, FEBRUARY 15, 2012, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of December 15, 2011 (the “Merger Agreement”), among FUJIFILM, Purchaser and SonoSite. The Merger Agreement provides, among other things, that after consummation of the Offer, SonoSite will merge with and into Purchaser or Purchaser will merge with and into SonoSite (in either case, the “Merger”), with Purchaser or SonoSite, respectively, continuing as the surviving corporation and an indirect wholly owned subsidiary of FUJIFILM. At the effective time of the Merger, each outstanding Share (other than any Shares owned by SonoSite, FUJIFILM, Purchaser and any of their respective direct or indirect wholly owned subsidiaries, and any Shares held by shareholders who are entitled to assert and have properly asserted dissenters’ rights under Washington law in connection with the Merger) will be converted into the right to receive the price per Share paid in the Offer, without interest.

The Board of Directors of SonoSite (the “SonoSite Board”) has unanimously (i) determined that the Merger Agreement is advisable and fair to, and in the best interest of, SonoSite and SonoSite’s shareholders, (ii) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are in the best interests of SonoSite and SonoSite’s shareholders, (iii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger and (iv) recommended the shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required under the Washington Business Corporation Act, approve the Merger Agreement.

The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Shares that represents a majority of the outstanding Shares on the date of purchase (taking into account all Shares that SonoSite would be required to issue pursuant to the conversion or exercise of options, rights and securities that are then convertible into or then exercisable for Shares), (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated prior to the expiration of the Offer and (iii) merger control approval by the German Federal Cartel Office (the “FCO”) having been obtained or the relevant waiting period under the German Act Against Restraints of Competition having expired without a decision by the FCO. The Offer is also subject to the other conditions described in the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will be deemed to have accepted for payment, and will pay for, all Shares validly tendered and not properly withdrawn by the expiration date of the Offer if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance of the tenders of such Shares for payment pursuant to the Offer. In all cases, Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (a) certificates representing such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) (“Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase; (b) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with all required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in Section 3 of the Offer to Purchase) in lieu of the Letter of Transmittal; and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

Purchaser is not aware of any jurisdiction where the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with that any such law. If, after a good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be acccepted from or on behalf of) the holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than Innisfree M&A Incorporated (the “Information Agent”) and the Depositary as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling costs incurred by them in forwarding the enclosed materials to their customers.

Purchaser will pay any stock transfer taxes imposed on the sale and transfer of Shares to Purchaser pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

If holders of Shares wish to tender, but it is impracticable for them to forward their certificates or other required documents or to complete the procedures for delivery by book-entry transfer prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedures described in Section 3 of the Offer to Purchase.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at its address and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

FUJIFILM Holdings Corporation

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF FUJIFILM HOLDINGS CORPORATION, PURCHASER, SONOSITE, THE INFORMATION AGENT OR THE DEPOSITARY, OR ANY AFFILIATE OF ANY OF THEM OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.